Exhibit 12.72

DTE Electric Company
Computation of Ratio of Earnings to Fixed Charges

	Nine Months Ended	Year Ended December 31,
	September 30, 2016	2015	2014	2013	2012	2011
	(In millions)
Earnings:
Pretax earnings	$849	$836	$830	$741	$768	$704
Adjustments	(6)	(11)	(11)	(7)	(7)	(2)
Fixed charges	208	277	267	281	286	310
Net earnings	$1,051	$1,102	$1,086	$1,015	$1,047	$1,012

Fixed Charges:
Interest expense	$194	$255	$247	$264	$269	$287
Adjustments	14	22	20	17	17	23
Fixed charges	$208	$277	$267	$281	$286	$310

Ratio of earnings to fixed charges	5.05	3.98	4.07	3.61	3.66	3.26